Exhibit 1

Transaction in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PHILOTIMO FUND, LP

Sale of Common Stock	(1,648)	6.3205	09/04/2025
Sale of Common Stock	(5,703)	6.3471	09/04/2025
Sale of Common Stock	(41,372)	3.9543	09/05/2025
Sale of Common Stock	(26,628)	6.9418	09/08/2025
Sale of Common Stock	(6,664)	9.0572	09/18/2025
Sale of Common Stock	(18,902)	9.0744	09/19/2025
Sale of Common Stock	(100,941)	9.3234	09/22/2025
Sale of Common Stock	(20,948)	9.1499	09/29/2025
Sale of Common Stock	(23,241)	9.0131	10/02/2025
Sale of Common Stock	(7,600)	10.0107	10/03/2025
Sale of Common Stock	(127,922)	10.0104	10/03/2025
Sale of Common Stock	(28,664)	10.5117	10/06/2025
Sale of Common Stock	(864)	13.1259	10/07/2025
Sale of Common Stock	(222,485)	11.9002	10/07/2025
Sale of Common Stock	(39,593)	13.0618	10/08/2025